April 10, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Larry Spirgel

Re:	Provision Holding, Inc.

Amendment No. 1 to Registration Statement on Form S-1, Filed March 3, 2017, File No. 333-214757

Form 10-K for Fiscal Year Ended June 30, 2016, File No. 333-127347

Response Dated March 3, 2017, File No. 333-127347

Dear Mr. Spirgel:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated March 10, 2017 (the “Comment Letter”) relating to the filings made by Provision Holding, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Risk Factors

A significant percentage of our revenue is reliant on one retailer. If we are unable to maintain our relationship with this retailer, our business and operations may be materially and adversely affected, page 7

1.	We note your response to our prior comment 3. Expand your disclosure to clarify whether your agreement with Rite Aid is terminable at will by Right Aid or its successors.

We have amended the risk factor to disclose that either party may terminate the relationship if the other party is in material breach of any provision of the agreement between the parties and has the breaching party has not cured such breach within thirty days of notice. Neither party is in breach of the agreement.

Certain Relationships and Related Person Transactions, page 37

2.	We note your response to our prior comment 6. Please further expand your disclosure to identify any overlapping members of management who control and manage the Company and DB Dava LLC or any significant shareholder of the Company who also holds a significant interest in DB Dava LLC, and describe any potential conflicts of interest.

There are no overlapping members of management who control and manage both the Company and DB Dava LLC and there are no significant shareholders of the Company who also hold a significant interest in DB Dava LLC. We have added this disclosure to the Form S-1.

Please call me at (212) 658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Curt Thornton